SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 4)1

                               RSA SECURITY INC.
          -----------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
          -----------------------------------------------------------
                         (Title or Class of Securities)

                                   749719100
          -----------------------------------------------------------
                                (CUSIP Number)

                                January 7, 2000
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)


-----------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS(ENTITIES ONLY)

     Kenneth P. Weiss
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (A) [ ]
     N/A                                                     (B) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------------------------------------------------------------------------

                        5       SOLE VOTING POWER

    NUMBER OF                   2,208,000
                      ---------------------------------------------------------
     SHARES             6       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    0
                      ---------------------------------------------------------
     EACH               7       SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                      2,208,000
                      ---------------------------------------------------------
     WITH               8       SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,208,000
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                 [ ]
     N/A
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.7%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).  NAME OF ISSUER:

            RSA Security Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            36 Crosby Drive
            Bedford, MA  01730

ITEM 2(A).  NAME OF PERSON FILING:

            Kenneth P. Weiss

ITEM 2(B).  RESIDENCE:

            59 SARGENT STREET
            NEWTON, MA  02458-2318

ITEM 2(C).  CITIZENSHIP:

            United States of America

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.01 par value per share, (the "shares")

ITEM 2(E).  CUSIP NUMBER:

            749719100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP:

  (a) Amount beneficially owned:  2,208,000 shares
  (b) Percent of class:  5.7%
  (c) Number of shares as to which such person has:
      (i)   Sole Power to vote or to direct the vote:  2,208,000 shares
      (ii)  Shared power to vote or to direct the vote:  0 shares
      (iii) Sole power to dispose or to direct the disposition of:  2,208,000 shares
      (iv)  Shared power to dispose or to direct the disposition of:  0 shares

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON:

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
            HOLDING COMPANY:

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     January 7, 2000
                                              ---------------------------
                                                         (Date)


                                              By: /s/ Kenneth P. Weiss
                                                 ------------------------
                                                      Kenneth P. Weiss